Exhibit (h)(3)(iv)

Amendment No. 3 to Amended and Restated Bookkeeping and Pricing Agreement

This Amendment No. 3 to Amended and Restated Bookkeeping and Pricing Agreement (this “Amendment”), dated May 21, 2008 between Westcore Trust, a Massachusetts business trust (the “Trust”) and ALPS Fund Services, Inc., a Colorado corporation (“ALPS”).

WHEREAS, the Trust and ALPS entered into an Amended and Restated Bookkeeping and Pricing Agreement dated February 9, 2004, as amended (the “Agreement”); and

WHEREAS, ALPS and the Trust wish to amend the Agreement to include a new series of the Trust named the Micro-Cap Opportunity Fund.

NOW THEREFORE, in consideration of the mutual covenants herein contained and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.         The second WHEREAS clause of the Agreement shall be deleted in its entirely and replaced with the following:

“WHEREAS, the Fund is an open-end management investment company  registered under the Investment Company Act of 1940 presently consisting of the following portfolios: Blue Chip Fund, Growth Fund, MIDCO Growth Fund, Small Cap Opportunity Fund, Plus Bond Fund, Flexible Income Fund, Colorado Tax-Exempt Fund, Select Fund, International Frontier Fund, Mid-Cap Value Fund (formerly known as Mid-Cap Opportunity Fund), Small-Cap Value Fund and Micro-Cap Opportunity Fund.”

2.         Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.  Any items not herein defined shall have the meaning ascribed to them in the Agreement.

            IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first written above.

WESTCORE TRUST	ALPS FUND SERVICES, INC.

By: /s/ Jasper R. Frontz	By: /s/ Jeremy O. May
Name: Jasper R. Frontz	Name: Jeremy O. May
Title: Treasurer	Title: Managing Director